Exhibit (a)(4)

          MCNEIL PARTNERS TERMINATES ICAHN DISCUSSIONS;
          MCNEIL CONTEMPLATING MAKING HIGHER OFFERS;
          FEW UNITS TENDERED TO ICAHN AFTER SIX WEEKS

                    McNeil Partners, L.P. announced today that it has terminated settlement discussions with Carl. C. Icahn and High River Limited Partnership regarding unsolicited tender offers for ten California Limited Partnerships controlled by McNeil Partners. McNeil Partners is presently contemplating tender offers for Units of limited partnership interests of the Partnerships at prices higher than offered by Mr. Icahn. As of September 15, 1995, approximately six weeks after the offers were commenced by Mr. Icahn, an average of approximately 1% of the outstanding units of each Partnership has been tendered to Mr. Icahn, other than with respect to one Partnership. The Partnerships' agreements of limited partnership require McNeil Partners to start liquidating the Partnerships between August 1998 and March 1999. There can be no assurance that McNeil Partners will commence tender offers for the Partnerships.

                    As of September 15, 1995, according to High
          River, only approximately 26 Units of McNeil Pacific Investors Fund 1972, 0 Units of McNeil Real Estate Fund V, Ltd., 446 Units of McNeil Real Estate Fund IX, Ltd., 495 Units of McNeil Real Estate Fund X, Ltd., 530.33 Units of McNeil Real Estate Fund XI, Ltd., 480 Units of McNeil Real Estate Fund XIV, Ltd., 579 Units of McNeil Real Estate Fund XV, Ltd., 255.8 Units of McNeil Real Estate Fund XX, L.P., 9,322 Units of McNeil Real Estate Fund XXIV, L.P. and 223,152 Units of McNeil Real Estate Fund XXV, L.P. had been tendered to High River.